Exhibit 2.2

SFX ENTERTAINMENT, INC.

902 BROADWAY, 15TH FLOOR

NEW YORK, NEW YORK 10010

August 17, 2015

By Hand Delivery

SFXE Acquisition LLC

c/o Sillerman Investment Company III LLC

902 Broadway, 15th Floor

New York, NY 10010

Attention: Robert F. X. Sillerman

Re:                             Termination of Merger Agreement

Dear Mr. Sillerman:

Reference is made to the Merger Agreement, dated as of May 26, 2015 (as amended, the “Agreement”), by and among SFX Entertainment, Inc. (the “Company”), SFXE Merger Sub Inc., and SFXE Acquisition LLC (“Purchaser”).  Capitalized terms used and not otherwise defined in this letter shall have the meanings ascribed to them in the Agreement.

Pursuant to Section 8.1(c)(iv) of the Agreement, the Company hereby terminates the Agreement and all rights and obligations thereunder effective as of the date hereof, except the provisions of Sections 8.2 and 8.3 and Article IX thereof which survive the termination of the Agreement.

In accordance with Section 8.3(b)(i) of the Agreement, if the Agreement is terminated by the Company pursuant to Section 8.1(c)(iv) of the Agreement, then, no later than three Business Days after the date of such termination, Purchaser is required to pay to the Company a termination fee of $7,800,000 (the “Purchaser Termination Fee”).  The Company hereby agrees to extend the due date for the Purchaser Termination Fee until October 2, 2015, or such later date as the Company (with the consent of the Special Committee) may agree in writing.

The Limited Guaranty shall remain in effect, in accordance with Section 7 thereof, until such time as the Guaranteed Obligation (as defined in the Limited Guaranty) has been satisfied in full.

Very truly yours,

/s/ Richard Rosenstein
Richard Rosenstein
Chief Financial Officer

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Fried, Frank, Harris, Shriver & Jacobson LLP

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New York, New York 10004

Attention:  Philip Richter and Abigail Bomba